UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 8-K

CURRENT REPORT

Pursuant to Section 13 or 15(d)

of the Securities Exchange Act of 1934

Date of report (Date of earliest event reported): November 22, 2024

NEXPOINT DIVERSIFIED REAL ESTATE TRUST

(Exact Name Of Registrant As Specified In Charter)

DELAWARE	001-32921	80-0139099
(State or Other Jurisdiction of Incorporation)	(Commission File Number)	(IRS Employer Identification No.)

300 Crescent Court, Suite 700

Dallas, Texas 75201

(Address of Principal Executive Offices) (Zip Code)

Registrant’s telephone number, including area code: (214) 276-6300

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions (see General Instruction A.2. below):

☒ Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐ Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐ Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐ Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Securities registered pursuant to Section 12(b) of the Act:

Title of each class	Trading Symbol(s)	Name of each exchange on which registered
Common Shares, $0.001 par value $0.001 per share	NXDT	New York Stock Exchange
5.50% Series A Cumulative Preferred Shares, par value $0.001 per share ($25.00 liquidation preference per share)	NXDT-PA	New York Stock Exchange

Indicate by check mark whether the registrant is an emerging growth company as defined in Rule 405 of the Securities Act of 1933 (§230.405 of this chapter) or Rule 12b-2 of the Securities Exchange Act of 1934 (§240.12b-2 of this chapter).

Emerging growth company ☐

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act. ☐

Item 1.01 Entry into Material Definitive Agreement.

On November 22, 2024, NexPoint Diversified Real Estate Trust (the “Company”), NexPoint Diversified Real Estate Trust Operating Partnership, L.P., (“NXDT OP”), NXDT Intermediary, LLC, (“NXDT Intermediary”) and NXDT Hospitality Holdco, LLC (“NXDT Merger Sub” and, together with the Company, NXDT OP and NXDT Intermediary, the “Company Parties”) entered into an Agreement and Plan of Merger (the “Merger Agreement”) with NexPoint Hospitality Trust (“Old NHT”), NHT Intermediary, LLC (“NHT Intermediary”), NHT Holdings, LLC (“NHT Holdings”) and NHT Operating Partnership, LLC (“NHT OP” and, together with Old NHT, NHT Intermediary and NHT Holdings, the “NHT Parties”) , pursuant to which the NHT Parties will merge with and into certain of the Company Parties, as described below (the “Mergers”). The NHT Parties may be deemed affiliates of the Company’s external adviser through common beneficial ownership.

Upon the terms and conditions of the Merger Agreement, (i) Old NHT will undergo a reorganization transaction pursuant to which a newly formed Delaware corporation, NexPoint Hospitality Trust, Inc. (“New NHT”), will hold all assets and liabilities of Old NHT and Old NHT's unitholders will elect to either receive a cash payment from Old NHT, or common stock of New NHT, (ii) New NHT will merge with and into NXDT Intermediary, with NXDT Intermediary as the surviving entity, (iii) NHT Intermediary will merge with and into NXDT Intermediary, with NXDT Intermediary as the surviving entity, (iv) NHT Holdings will merge with and into NXDT Intermediary, with NXDT Intermediary as the surviving entity and (v) NHT OP will merge with and into NXDT Merger Sub, with NXDT Merger Sub as the surviving entity.

NXDT currently owns 53.65% of the outstanding units of Old NHT and will acquire the remaining equity interests in New NHT and the NHT Parties for approximately $5.5 million through the Mergers, which will be paid principally in common shares of the Company, with limited partnership interests of NXDT OP paid for the equity interests of NHT OP. Neither the common shares of the Company nor the limited partnership interests of NXDT OP which will form the consideration for the Merger Agreement will be registered under the Securities Act of 1933, as amended (the “Securities Act”) at the time of their issuance and cannot be offered or sold in the United States or to, or for the account or benefit of, United States persons without registration or an applicable registration exemption.

The consummation of the Mergers is subject to certain customary closing conditions, including the approval of the transactions contemplated in the Merger Agreement by the unitholders of Old NHT and the effectiveness of a registration statement on Form S-4 registering the common shares of NXDT to be issued in connection with the Merger. The Merger Agreement requires Old NHT to convene a unitholders’ meeting for the purpose of obtaining such approval.

In compliance with the Company’s related party transaction policy, the Merger Agreement was reviewed and approved by the audit committee of the board of trustees of the Company.

Item 1.01 of this Current Report on Form 8-K contains only brief descriptions of the material terms of and does not purport to be a complete description of the rights and obligations of the parties to the Merger Agreement. The foregoing summary of the Merger is qualified in its entirety by reference to the Merger Agreement, which is filed as Exhibit 10.1, and incorporated herein by reference.

Item 7.01 Regulation FD Disclosure.

On November 25, 2024, the Company and Old NHT issued a joint press release announcing the entry into the Merger Agreement, as disclosed in Item 1.01 above.

A copy of the Press Release is attached as Exhibit 99.1 and is hereby incorporated by reference into this Item 7.01. The information in this Item 7.01, including Exhibit 99.1 furnished herewith, is being furnished and shall not be deemed “filed” for any purpose, including for the purposes of Section 18 of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), or otherwise subject to the liabilities of that Section and shall not be deemed incorporated by reference into any filing under the Exchange Act or the Securities Act.

Item 9.01 Financial Statements and Exhibits.

Exhibit Number	Exhibit Description
10.1

Merger Agreement, dated as of November 22, 2024, by and between NexPoint Diversified Real Estate Trust, NexPoint Diversified Real Estate Trust Operating Partnership, L.P., NXDT Intermediary, LLC, NXDT Hospitality Holdco, LLC, NexPoint Hospitality Trust, NHT Intermediary, LLC, NHT Holdings, LLC and NHT Operating Partnership, LLC.

99.1	Joint Press Release of the Company and Old NHT, dated November 25, 2024.

104	Cover Page Interactive Data File (embedded within the Inline XBRL document)

Cautionary Statement regarding Forward-Looking Statements

This Current Report on Form 8-K contains “forward-looking statements” within the meaning of the Private Securities Litigation Reform Act of 1995 that are based on management’s current expectations, assumptions and beliefs. Forward-looking statements can often be identified by words such as “anticipate,” “estimate,” “expect,” “intend,” “may,” “should” and similar expressions, and variations or negatives of these words. These forward-looking statements include, but are not limited to, statements regarding the successful completion of the reorganization transaction, the total consideration, and satisfaction of the closing conditions, including approval of the transaction by the unitholders of Old NHT. They are not guarantees of future results and forward-looking statements are subject to risks, uncertainties and assumptions that could cause actual results to differ materially from those expressed in any forward-looking statement, including those described in greater detail in our filings with the SEC, particularly those described in our Annual Report on Form 10-K and Quarterly Reports on Form 10-Q. Readers should not place undue reliance on any forward-looking statements and are encouraged to review the Company’s other filings with the SEC for a more complete discussion of risks and other factors that could affect any forward-looking statement. The statements made herein speak only as of the date of this Current Report on Form 8-K and except as required by law, the Company does not undertake any obligation to publicly update or revise any forward-looking statements.

No Offer or Solicitation

This Current Report on Form 8-K is not intended to and does not constitute an offer to sell or the solicitation of an offer to subscribe for or buy or an invitation to purchase or subscribe for any securities or the solicitation of any vote in any jurisdiction pursuant to the proposed transactions or otherwise, nor shall there be any sale, issuance or transfer of securities in any jurisdiction in contravention of applicable law. No offer of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended. Subject to certain exceptions to be approved by the relevant regulators or certain facts to be ascertained, the public offer will not be made directly or indirectly, in or into any jurisdiction where to do so would constitute a violation of the laws of such jurisdiction, or by use of the mails or by any means or instrumentality (including without limitation, facsimile transmission, telephone and the internet) of interstate or foreign commerce, or any facility of a national securities exchange, of any such jurisdiction.

Additional Information and Where to Find It

This Current Report on Form 8-K is being made in respect of the proposed transaction between the Company and the NHT Parties and New NHT. In connection with the proposed transaction, the Company will file with the SEC a registration statement on Form S-4, which will include an information circular and a prospectus, to register the shares of the Company stock that will be issued to Old NHT’s unitholders (the “Information Circular and Registration Statement”), as well as other relevant documents regarding the proposed transaction. INVESTORS ARE URGED TO READ IN THEIR ENTIRETY THE INFORMATION CIRCULAR AND REGISTRATION STATEMENT REGARDING THE TRANSACTION WHEN IT BECOMES AVAILABLE AND ANY OTHER RELEVANT DOCUMENTS FILED WITH THE SEC, AS WELL AS ANY AMENDMENTS OR SUPPLEMENTS TO THOSE DOCUMENTS, BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION.

A free copy of the Information Circular and Registration Statement, as well as other filings containing information about the Company, may be obtained at the SEC’s website (http://www.sec.gov). You will also be able to obtain these documents, free of charge, from the Company at https://nxdt.nexpoint.com or by emailing ir@nexpoint.com.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

NEXPOINT DIVERSIFIED REAL ESTATE TRUST

/s/ Matt McGraner
Name:	Matt McGraner
Title:	Executive VP, Chief Investment Officer and Secretary

Date: November 25, 2024